SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

AMENDMENT NO. ONE

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

<u>For the fiscal year ended December 31, 2002</u>

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ______

Commission File Number <u>1-8086</u>

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General DataComm Industries, Inc.
Retirement Savings and Deferred Profit Sharing Plan
6 Rubber Avenue
Naugatuck, Connecticut 06770

Total Number of Pages in this Document is 2.

REQUIRED INFORMATION

Supplemental Information

As set forth in Note 2 to Financial Statements of the Plan, on August 23, 2001 the Plan was amended to discontinue the purchase of the Issuer's Common Stock as an investment option. Since such Common Stock as an investment option was the legal basis requiring the filing of Form 11-K, such filings are no longer required and this amendment constitutes notice of such discontinuation.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the General DataComm Industries, Inc. Retirement Savings and Deferred Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

By: WGH

William G. Henry
for Plan Administrator

Date: April 13, 2004